[redacted]

SEC Mail Mail Processing Section
FEB 25 2008
Washington, DC
106

SECURITIE 08027271 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . . .12.00

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maureen D. Howley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY KATHLEEN FOYNES GAZA
Notary Public, State of New York
No. 02GA6012130
Qualified in Westchester County
Commission Expires Aug. 17, 20 10

Notary Public

Signature

MAUREEN D. HOWLEY
~~SENIOR VICE PRESIDENT~~ AND
CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENMAR SECURITIES, INC.

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kenmar Securities, Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7. to the financial statements, the United States Securities and Exchange Commission is reviewing World Monitor Trust III's accounting for offering costs, the final outcome of which may result in the reduction of previously reported revenues of the Company relative to its fees and commissions earned from World Monitor Trust III. The Company cannot determine when this matter will be resolved and what, if any, impact it will ultimately have on the Company.

Also as discussed in the notes to the financial statements, Kenmar Securities, Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 22, 2008

KENMAR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 696,962
Service fees, sales commissions and redemption fees receivable	196,884
Prepaid expenses	31,261
Other assets	20,464
Total assets	$ 945,571
LIABILITIES	
Commissions payable	$ 167,141
Accrued expenses	20,300
Total liabilities	187,441
STOCKHOLDER'S EQUITY	
Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Retained earnings	758,120
Total stockholder's equity	758,130
Total liabilities and stockholder's equity	$ 945,571

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUE	
Service fees, sales commissions and redemption fees	$2,174,932
Miscellaneous income	35,000
Selling agent fees	19,000
Interest income	18,599
Other income	5,610
Total revenue	2,253,141
EXPENSES	
Commissions	1,464,137
Regulatory and license fees	46,986
Professional fees	32,351
Other expenses	38,523
Total expenses	1,581,997
NET INCOME	$ 671,144

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 10	$ 703,418	$ 283,558	$ 986,986
Net income for the year ended December 31, 2007		0	671,144	671,144
Capital distributions	0	(703,418)	(196,582)	(900,000)
Balance at December 31, 2007	$ 10	$ 0	$ 758,120	$ 758,130

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from (for) operating activities:	
Net income	$ 671,144
Adjustments to reconcile net income to net increase in cash and cash equivalents:	
Changes in assets and liabilities:	
Increase in service fees, sales commissions and redemption fees receivable	(194,660)
Decrease in accrued expenses	(6,451)
Increase in other assets	(10,927)
Decrease in prepaid expenses	10,331
Increase in commissions payable	17,589
Net cash used for operating activities	487,026
Cash flows (for) financing activities	
Capital distributions	(900,000)
Net decrease in cash and cash equivalents	(412,974)
Cash and cash equivalents, beginning of year	1,109,936
Cash and cash equivalents, end of year	$ 696,962

See accompanying notes.

KENMAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, Inc. (the Company) is a Delaware corporation and is a wholly-owned subsidiary of Kenmar Holdings Inc. (the Parent), which is wholly owned by Kenmar Group, Inc. (KGI). The Company's two sole directors are the sole and equal stockholders of KGI.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission (CFTC). The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company also acts as a selling agent for unaffiliated commodity pools. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with one financial institution. In the event of a financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

The Company earns sales commissions, service fees and redemption fees from affiliated commodity pools. The Company also receives Selling Agent fees for acting as a Selling Agent of unaffiliated commodity pools. Revenue is recognized as income when earned.

E. Income Taxes

The Company has elected S Corporation status, pursuant to which the Company does not pay U.S. Corporate or state income tax on its taxable income. Instead, the ultimate stockholders of the Company are liable for individual income tax on their share of the Company's taxable income.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Company's financial statements.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2007, the Company had adjusted net capital of $716,317, which was $671,317 in excess of its required net capital of $45,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

Note 3. SERVICE FEES, SALES COMMISSIONS, REDEMPTION FEES AND COMMISSION EXPENSE

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Preferred Investment Solutions Corp. (Preferred), another subsidiary of the Parent. The Trust originally consisted of four separate and distinct series (the "Series") and each Series is initially divided into two classes: Class I Units and Class II Units. The Class I and Class II Units are identical except for the applicable service fee charged to each Class. The Company receives service fees with respect to the Class I Units, monthly in arrears, equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding Class I Units as of the beginning of the month. The Company also receives redemption fees of up to 2% of the Net Asset Value of Class I Units redeemed prior to the first anniversary of their purchase. The Company is responsible for paying all commissions owing to the correspondent selling agents, who are entitled to receive from the Company an initial commission equal to 2% of the initial Net Asset Value of the outstanding units of each Class I Unit sold by them, payable on the date such Class I Units are purchased. Commencing with the 13th month after the purchase of a Class I Unit, correspondent selling agents receive an ongoing monthly commission equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding units as of the beginning of each month. Service fees and redemption fees received by the Company under this arrangement amount to $1,407,639 and $4,606, respectively, for the year ended December 31, 2007.

The Company also receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $762,687 for the year ended December 31, 2007.

Effective April 30, 2007, two of the Series terminated trading and the Company ceased receiving any fees and paying any service fees or commissions on the assets in the terminated Series. Effective December 31, 2007, another one of the Series terminated trading and the Company ceased receiving any fees and paying any service fees or commissions on the assets in the terminated Series.

Note 4. RELATED PARTY TRANSACTIONS

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Company Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, registration and examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commissions paid to officers of the Company amounted to $310,657 for the year ended December 31, 2007.

See Note 3. with regards to service fees, sales commissions and redemption fees from related parties.

Note 5 MISCELLANEOUS INCOME

In August 2007, the Company received a one-time special payment of $35,000 from FINRA as a benefit of the consolidation of the NASD and New York Stock Exchange Member Regulation. This special payment is reflected as miscellaneous income in the Company's statement of operations.

Note 6. GUARANTEES

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Preferred and Kenmar Investment Adviser LLC. The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31	
2008	$242,721
2009	170,021
2010	170,021
2011	14,165
	$596,928

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. CONTINGENCY

The United States Securities and Exchange Commission (SEC) is reviewing World Monitor Trust III's accounting for offering costs. While the final outcome of this review by the SEC is currently uncertain, there is a possibility that the SEC will require revisions to the Trust's accounting for offering costs which may result in reductions to the Trust's previously reported Net Asset Values. As described in Note 3., the Company receives fees and commissions from the Trust which are based on the Trust's Net Asset Value. Therefore, any possible reductions of previously reported Net Asset Values could result in the reduction of previously reported revenues of the Company relative to its fees and commissions earned from the Trust.

The Company currently estimates the maximum potential adjustment to its previously reported revenues to be approximately $78,000 through December 31, 2007. At December 31, 2007, the Company has excess net capital of $671,317, and at February 22, 2008, the Company has excess net capital of approximately $276,000. The Company's regulatory net capital would continue to be sufficient should the Company have to adjust its previously reported fees and commissions earned from the Trust.

At February 22, 2008, the Company cannot determine when this matter will be resolved and what, if any, impact it will ultimately have on the Company. Given the significant uncertainty as to the probability and amount of any possible adjustments which might be necessary to the Company's financial statements, no adjustments have been reflected in the financial statements.

Note 8. SUBSEQUENT EVENT

In February 2008, the Company distributed $475,000 to the Parent.

KENMAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Total stockholder's equity	$758,130
Deduct items not allowable for net capital Non-allowable assets	(37,457)
Haircuts on securities	(4,356)
Net capital	$716,317
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 12,496
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$716,317
Minimum net capital requirement	45,000
Excess net capital	$671,317
Total aggregate indebtedness (total liabilities)	$187,441
Percentage of aggregate indebtedness to net capital	26 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities, Inc. computation of net capital and required net capital from the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2007 is as follows:

Total liabilities	$187,441
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$187,441

KENMAR SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

KENMAR SECURITIES, INC.
COMPUTATION OF MINIMUM CAPITAL
REQUIREMENTS UNDER REGULATION 1.17
OF THE COMMODITY FUTURES TRADING COMMISSION
December 31, 2007

Total stockholder's equity	$758,130
Deduct items not allowable for net capital Non-allowable assets	(37,457)
Haircuts on securities	(4,356)
Net capital	$716,317
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$716,317
Minimum capital requirement	45,000
Excess net capital	$671,317

Statement Pursuant to Paragraph (d)(2)(vi) of Regulation 1.10:

The computation of net capital stated above, agrees with the Kenmar Securities, Inc. computation of net capital from the December 31, 2007 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

NFA

KENMAR SECURITIES, INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

	See notes below		1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A	Minimum dollar amount		$45,000	$54,000	$54,000
B	Calculation based on branch offices Number of branch offices =	1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C	Calculation based on associated persons Number of associated persons =	9	x $3,000 = $27,000	x $3,600 = $32,400	x $3,600 = $32,400
D	Securities broker/dealers per SEC 15c3-1		$5,000	N/A	N/A
	Enter the greatest of A - D		$45,000	$54,000	$54,000
				+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
				+ Expected capital withdrawals in next 6 mos.	
				Total $54,000	Total $54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership equity	$758,130	Ownership equity	$758,130
+ Qualifying subordinated debt	+ 0	+ Total subordinated debt	0
= Equity Capital	= $758,130	- Excess net capital	671,318
		= Required total	$86,812

Equity Capital / Required Total 873.30%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2007

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Kenmar Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kenmar Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and to the objectives stated in Regulation 1.16 in making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, respectively, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, the CFTC, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 22, 2008

END